SELECT ASSET FUND, SERIES 1, INC.

Statement of Assets and Liabilities

June 30, 1996

(Unaudited)



                        Assets
Investments, at value (@ cost $496,554,007)    $740,401,245
Cash                                                  3,408
Dividends receivable                              1,014,533
Interest receivable                                  36,366
Prepaid expenses                                     97,274
                   Total Assets                 741,552,826


                     Liabilities
AMPS dividends payable (note 4)                   1,146,458
Accrued expenses                                    217,401
Notes payable  (note 5)                              96,900
Accrued interest expense                              2,559
                   Total Liabilities              1,463,318

                   Net Assets                  $740,089,508



Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 1,000 shares authorized, issued and
     outstanding                                100,000,000
Series B Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 1,000 shares authorized, issued and
     outstanding                                100,000,000
Series C Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 1,000 shares authorized, issued and
     outstanding                                100,000,000
Common stock at par value, $.01 per share, 199,997,000 shares authorized,
          48,873,302.47 shares issued and outs      488,733
Additional paid-in capital                      193,418,440
Undistributed Net Investment Income               2,330,858
Undistributed Net Gains/(Losses)                      4,239
Net unrealized appreciation of investments      243,847,238
                   Net Assets                  $740,089,508

                   Net asset value per common         $9.00

See accompanying notes to the financial statements.






SELECT ASSET FUND, SERIES 1, INC.

Statement of Operations

For the period from January 1, 1996 to June 30, 1996

(Unaudited)




Investment income:
       Dividend income                           $7,949,485
       Interest income                              197,718
                   Total investment income        8,147,203


Expenses:
   Broker dealer fee                                327,083
   Legal fees                                        24,432
   Rating agencies fees                              64,345
   Independent accountants                           15,913
   Auction agent fee                                 10,691
   Custody / administration fees (note 2)            58,926
   Directors fees and expenses                        8,951
   Interest expense                                   4,367
   Insurance                                          7,796
   Investment management fee  (note 2)               33,317
   Other expenses                                     1,166
                   Total expenses                   556,987


                   Net investment income          7,590,216

Net realized and unrealized gains on investments:
   Net realized gain on investments:
             Proceeds from sales  $9,614,608
             Cost of securities   (9,610,369)
                                                      4,239
   Unrealized appreciation of investments:
             Beginning of period 183,556,957
             End of period       243,847,238
   Increase in net unrealized appreciation of
       investments                               60,290,281

                   Net increase in net assets   $67,884,736


See accompanying notes to the financial statements.





SELECT ASSET FUND, SERIES 1, INC.

Statement of Changes in Net Assets

For the period from January 1, 1996 to June 30, 1996

and for the year ended December 31, 1995

(Unaudited)



                                               For the six       For the
                                               months ended     year ended
                                              June 30, 1996     December 31,
                                               (UNAUDITED)         1995
From operations:
    Net investment income                        $7,590,216      $14,442,618
   Net realized gain on investments                   4,239      183,681,892
   Net change in unrealized appreciation
      on investments                             60,290,281       (5,433,385)

   Increase in net assets resulting
      from operations                            67,884,736      192,691,125

Dividends to stockholders from net investment income:
   Auction market preferred stock                (5,259,358)     (11,969,899)
   Common stock                                           0       (2,472,719)
                                                 (5,259,358)     (14,442,618)
Dividends to stockholders from net realized gains
   Auction market preferred stock                         0                0
   Common stock                                           0      (15,952,016)
                                                          0      (15,952,016)

   Decrease in net assets resulting from
      dividends from stockholders                (5,259,358)     (30,394,634)

Increase (decrease) from capital share transactions:
   Return of capital                           (265,875,952)     (75,412,488)
   Decrease in net assets from redemption
      of preferred stock                                  0     (250,000,000)
   Issuance of preferred stock                  300,000,000                0
   Issuance of common stock                               0      250,400,000
                                                 34,124,048      (75,012,488)

                   Total increase in net asset   96,749,426       87,284,003

Net assets:
   Beginning of period                          643,340,082      556,056,079

   End of period                               $740,089,508     $643,340,082


See accompanying notes to the financial statements.




SELECT ASSET FUND, SERIES 1, INC.

Financial Highlights

For the period from January 1, 1996 to June 30, 1996

and for the year ended December 31, 1995

(Unaudited)


                                               For the six       For the
                                               months ended     year ended
                                              June 30, 1996    December 31,
                                               (UNAUDITED)         1995
For a share of common stock outstanding throughout the period:

   Net asset value, beginning of period              $13.16           $10.07
   Net investment income                               0.16             0.45
   Net gains on investments realized
      and unrealized                                   1.23             5.58

            Total from investment operations           1.39             6.03

   Less distributions from net investment income and net realized gains:
   Common share equivalent of dividends paid
        to AMPS holders                               (0.11)           (0.37)
   Dividends paid to common shareholders               0.00            (0.51)
   Less distributions from net paid-in capital:
   Return of capital dividends paid to common         (5.44)           (2.06)

                   Total distributions                (5.55)           (2.94)

Net asset value, end of period                        $9.00           $13.16

Total investment return                               10.55%           59.88%

Net assets at end of period (000s)                 $440,090         $643,340

Ratio of expenses to average net assets applicable to common
   shares                                              0.08%            0.16%

Ratio of net investment income to average net assets applicable
   to common shares +                                  0.50%            0.41%

Portfolio turnover                                     3.59%           16.36%


+Net investment income is adjusted for distributions paid to AMPS holders. *Total investment return for the period; not annualized.

See accompanying notes to financial statements.
(1)     Organization and Significant Accounting Policies

     The Select Asset Fund, Series 1, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 4, 1993.

     The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies.

     The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

     (a)  Security Valuation

          Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

     (b)  Security Transactions

          Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date.

     (c)  Federal Income Taxes

          It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

     (d)  Distribution of Income and Gains

          The Fund distributes substantially all of its taxable income in
          excess of the     dividends paid to the preferred stockholders to
          the common stockholder.  Dividends   to the common stockholder are
          declared and paid at least annually.   Net capital   gains, if any,
          are generally distributed annually.

     (e)  Reclassification Policy

          It is the Fund's policy to reclassify certain amounts to conform to the current year's presentation when necessary.

     (f)  Use of Estimates

          Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

(2)     Related Party Transactions

     A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

     During the six months ended June 30, 1996, and the year ended December 31, 1995, dividends to the common stockholder amounted to $0 and $18,424,735, respectively.

     During the six months ended June 30, 1996, the Fund made a return of capital distribution to the common stockholders in the amount of $265,875,952. During the year ended December 31, 1995, the Fund made a return of capital distribution to the common stockholder in the amount of $75,412,488, of which approximately $18,600,000 is considered taxable for IRS purposes.

     Comerica Bank serves as both custodian and administrator for the
     Fund.  An affiliate of   Comerica Bank serves as investment advisor to
     the Fund. The annual investment management fee is 0.01% of average equity investments. The management fee is calculated and accrued on a monthly basis.

(3)     Investment Transactions

     The aggregate cost of securities purchased and the aggregate proceeds of securities sold, for the six months ended June 30, 1996 were $24,837,963 and $9,614,608, respectively.

     As of June 30, 1996 based on cost for Federal income tax purposes, the aggregate gross unrealized appreciation and depreciation for all securities were $250,356,046 and $6,508,808, respectively.

(4)     Auction Market Preferred Stock

     In January 1996, the Fund issued $300 million of Auction Market Preferred Stock ("AMPS").

     The Fund has outstanding at June 30, 1996, 1000 shares each of Series A, Series B and Series C AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and
     are paid every 49 days at a rate set through a Dutch Auction.   The
     AMPS rates in effect on June 30, 1996 were 4.05%, 4.125% and 4.05% for Series A, Series B and Series C, respectively.

     Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

     In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

(5)     Notes Payable

     As of June 30, 1996, the Fund had $96,900 of principal notes outstanding to investors. The notes due on March 4, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of June 30, 1996, the Fund was paying interest at 7.50% per annum.
           SELECT ASSET FUND, SERIES 1, INC.

              Portfolio of Investments

                   June 30, 1996

No. of                                               Market
shares                                                Value

Common    BUILDING & CONSTRUCTION           1.89%
 Stock
           BUILDING MATERIALS
 24,500    CHAMPION INTERNATIONAL CORP               1,022,875
  5,000    GEORGIA PACIFIC CORP                        355,000
 56,500    HOME DEPOT                                3,051,000
 37,100    LOUISIANA PACIFIC CORP                      820,838
 53,300    MASCO CORP                                1,612,325
  2,400    OWENS CORNING                               103,200

             CONSTRUCTION EQUIPMENT
  1,700    GIDDINGS & LEWIS                             27,625

             PAINT AND FLAT GLASS
 55,000    PPG INDUSTRIES INC                        2,681,250
  3,900    SHERWIN WILLIAMS CO                         181,350

             INDUSTRIAL CHEMICALS
 24,700    GREAT LAKES CHEMICAL CORP                 1,537,575
 18,400    ROHM & HAAS CO                            1,154,600

             MISCELLANEOUS
 20,700    FLUOR CORP                                1,353,263
  1,600    FOSTER WHEELER CORP                          71,800
  1,800    KAUFMAN & BROAD HOME CORP                    26,100

                TOTAL BUILDING & CONSTRUCTION      $13,998,801


            CHEMICALS AND DRUGS             11.81%

             CHEMICALS
 30,800    AIR PRODUCTS & CHEMICALS INC              1,778,700
 66,400    AMGEN INC                                 3,585,600
 20,100    BOSTON SCIENTIFIC CORP                      904,500
 14,700    DOW CHEMICAL CO                           1,117,200
 31,000    DUPONT DENEMOURS & CO                     2,452,875
 22,050    EASTMAN CHEMICAL CO                       1,342,294
  8,000    ENGLEHARD CORP                              184,000
  1,700    FMC CORP-NEW                                110,925
  5,700    GRACE WR & CO                               403,987
  6,200    HERCULES INC                                342,550
150,000    MONSANTO CO                               4,875,000
  8,300    MORTON INTERNATIONAL                        309,175
  3,800    NALCO CHEM CO                               119,700
 10,100    PRAXIAIR INC                                426,725
  2,700    SIGMA-ALDRICH CORP                          144,450
  7,700    UNION CARBIDE CORP                          306,075

             DRUGS
200,400    ABBOT LABS                                8,717,400
 24,500    ALZA CORP CLASS A                           670,688
 34,800    AMERICAN HOME PRODUCTS                    2,092,350
 28,300    BRISTOL MYERS SQUIBB CO                   2,547,000
317,000    JOHNSON & JOHNSON                        15,691,500
 30,800    LILLY ELI & CO                            2,002,000
 98,400    MERCK & CO., INC                          6,359,100
 67,570    PHARMACIA & UPJOHN INC                    2,998,419
 35,400    PFIZER INC                                2,526,675
100,600    SCHERING PLOUGH                           6,312,650
 67,400    WALGREEN CO                               2,257,900

             COSMETICS
  6,700    ALBERTO CULVER CO CLASS B                   310,712
  6,400    AVON PRODUCTS INC                           288,800
 30,100    INTL FLAVORS & FRAGRANCES                 1,433,512

             HEALTH PRODUCTS/CARE
 18,900    ALLERGAN INC                                741,825
  3,200    BARD CR INC                                 108,800
 14,500    BAUSCH & LOMB                               616,250
 15,400    BAXTER INTL INC.                            727,650
  3,700    BECTON DICKINSON & CO                       296,925
 22,900    BEVERLY ENTERPRISES INC                     274,800
 78,700    COLUMBIA/HCA HEALTHCARE                   4,200,613
  1,800    COMMUNITY PSYCHIATRIC CENTERS                17,100
 19,300    MALLINCKRODT GROUP INC                      750,287
 13,200    TENET HEALTHCARE CORP                       282,150
 60,700    UNITED HEALTHCARE CORP                    3,065,350
 66,400    U S HEALTH CARE INC                       3,652,000
  3,200    U S SURGICAL                                 99,200

                TOTAL CHEMICALS AND DRUGS          $87,445,412


            CONSUMER PRODUCTS               19.32%

             CONFECTIONS AND BEVERAGES
 14,200    ANHEUSER-BUSCH COS                        1,065,000
  3,800    BROWN FORMAN INC CLASS B                    152,000
677,200    COCA COLA CO                             33,098,150
 45,300    NEWELL CO.                                1,387,312
403,600    PEPSICO INC                              14,277,350

             CONTAINERS
  3,000    AVERY DENNISON CORP                         164,625
  1,600    BALL CORP                                    46,000
 21,400    CROWN CORK & SEAL INC                       963,000
 10,900    STONE CONTAINER                             149,875
  2,900    TEMPLE INLAND INC                           135,575

             PACKAGED FOOD
142,939    ARCHER DANIELS MIDLAND CO                 2,733,708
  8,100    CPC INTL INC                                583,200
 65,200    CAMPBELL SOUP CO                          4,596,600
 68,800    CONAGRA                                   3,121,800
  1,900    COORS ADOLPH CO CL B                         33,963
 41,800    GENERAL MILLS INC                         2,278,100
 92,100    HEINZ H J CO                              2,797,538
  4,300    HERSHEY FOODS CORP                          315,512
 55,800    KELLOGG CO                                4,087,350
 28,800    PIONEER HI BRED INTL INC                  1,522,800
 33,000    QUAKER OATS CO                            1,126,125
  5,900    RALSTON-PURINA GROUP                        378,338
 84,800    SARA LEE CORP                             2,745,400
 10,200    SYSCO CORP                                  349,350
 31,600    WRIGLEY WM JR CO                          1,595,800

             PAPER
  4,400    AMERICAN GREETINGS CL A                     120,450
  2,700    BEMIS CO                                     94,500
  6,500    BOISE CASCADE CORP                          238,062
 25,342    INTERNATIONAL PAPER CO                      934,486
  3,800    JAMES RIVER CORP                            100,225
 15,560    KIMBERLY CLARK CORP                       1,202,010
 16,300    MEAD CORP                                   845,563
  1,300    POTLATCH CORP                                50,863
  3,500    UNION CAMP CORP                             170,625
 68,600    WEYERHAEUSER CO                           2,915,500

             PRINTING AND PUBLISHING
  2,200    JOSTENS INC                                  43,450
 15,300    KNIGHT-RIDDER INC                         1,109,250
 26,000    MCGRAW-HILL COMPANIES INC                 1,189,500
  7,900    MEREDITH CORP                               329,825
 28,100    NEW YORK TIMES CO CL A                      916,762
 20,800    TIME WARNER INC                             816,400
 36,300    TIMES MIRROR CO CL A NEW                  1,579,050
 16,800    TRIBUNE CO                                1,220,100
  4,950    WESTVACO CORP                               147,881

             RECREATIONAL EQUIPMENT
 10,200    BALLY ENTRTAINMENT CORP                     280,500
  5,400    BRUNSWICK CORP                              108,000
  4,950    HARRAH'S ENTERTAINMENT                      139,838
  4,700    HASBRO INC                                  168,025
 37,156    MATTEL INC                                1,063,591
  5,000    OUTBOARD MARINE CORP                         90,625

             SOAPS
  2,600    CLOROX CO                                   230,425

             OTHER CONSUMER PRODUCTS
  9,200    AMERICAN BRANDS INC                         417,450
 36,800    COLGATE PALMOLIVE CO                      3,118,800
  4,600    DIAL CORP ARIZONA                           131,675
 24,800    GILLETTE CO                               1,546,900
177,500    PROCTER & GAMBLE CO                      16,085,937
  8,400    RUBBERMAID INC                              228,900
  2,000    SPRINGS INDUSTRIES INC                      101,000
 15,400    TUPPERWARE CORPORATION                      650,650
 10,800    UST INC                                     369,900
  5,300    WHITMAN CORP                                127,863

             PHOTOGRAPHY
 86,100    EASTMAN KODAK CO                          6,694,275
  2,300    POLAROID CORP                               104,937

             HOUSEHOLD FURN/APPLIANCES
  1,800    ARMSTRONG WORLD IND                         103,725
  6,000    MAYTAG CO                                   125,250

             RETAIL
 26,400    TJX COS INC (NEW)                           891,000

             APPAREL
  4,900    BROWN GROUP INC                              85,138
 91,243    LIMITED INC                               1,961,724
 26,900    LIZ CLAIBORNE INC                           931,413
 37,600    NIKE INC CLASS B                          3,863,400
  2,200    STRIDE RITE CORP                             18,150
  3,700    V F CORP                                    220,612

             BROADCASTING
147,324    DISNEY WALT CO                            9,262,997
  1,500    KING WORLD INC                               54,562

             MISCELLANEOUS
  6,400    PALL CORP                                   154,400

                TOTAL CONSUMER PRODUCTS            143,060,635


            DURABLE GOODS                   17.79%

             AEROSPACE-AIRCRAFT
 88,500    BOEING CO                                 7,710,562
  3,200    GENERAL DYNAMICS CORP                       198,400
 10,920    LOCKHEED MARTIN CORP                        917,280
 12,600    MCDONNELL DOUGLAS CORP                      611,100
  2,900    NORTHROP GRUMMAN CORP                       197,563
 66,400    RAYTHEON CO                               3,427,900
 52,300    ROCKWELL INTERNATIONAL INTL               2,994,175
 23,500    TEXTRON INC                               1,877,062
 31,400    UNITED TECHNOLOGIES CORP                  3,611,000

             AGRICULTURAL MACHINERY
 11,000    CATERPILLAR INC                             745,250
 68,400    DEERE & CO                                2,736,000

             AUTOMOBILE AND PARTS
 94,300    CHRYSLER CORP                             5,846,600
 30,400    COOPER TIRE & RUBBER                        676,400
  4,200    CUMMINS ENGINE INC                          169,575
  6,700    DANA CORP                                   207,700
  4,700    EATON CORP                                  275,538
 16,800    ECHLIN INC                                  636,300
 69,900    FORD MOTOR COMPANY                        2,263,012
 41,700    GENERAL MOTOR COMPANY                     2,184,038
  6,000    GENUINE PARTS CO                            274,500
 19,960    NAVISTAR INTL CORP (NEW)                    197,105
 16,000    TRW INC                                   1,438,000
  2,900    VARITY CORP. (NEW)                          139,562

             ELECTRICAL
 48,720    AMP INC                                   1,954,890
     12    EMCOR GROUP INC SER Z WTS                         0
 59,600    EMERSON ELECTRIC CO                       5,386,350
 17,500    GENERAL INSTRUMENTS CORP                    505,313
 23,600    HONEYWELL INC                             1,286,200
  2,800    RAYCHEM CORP                                201,250
 23,900    WESTINGHOUSE ELECTRIC CORP                  448,125

             ELECTRONICS
 27,400    ADVANCED MICRO-DEVICES                      373,325
 11,000    APPLIED MATERIALS INC                       335,500
166,400    CISCO SYSTEMS INC                         9,422,400
 17,700    E G & G INC                                 378,337
 93,200    GENERAL ELECTRIC CO                       8,061,800
  4,600    GENERAL SIGNAL CORP                         174,225
 61,500    HEWLETT PACKARD CO                        6,126,938
182,800    INTEL CORP                               13,424,375
 11,600    MICRON TECH                                 300,150
  7,500    NATIONAL SEMICONDUCTOR                      116,250
 12,400    NATIONAL SERVICE INDUSTRIES                 485,150
 36,075    ORACLE CORPORATION                        1,422,708
  2,000    PERKIN ELMER CORP                            96,500
  1,300    TEKTRONIX INC                                58,175
  2,900    TELEDYNE INC                                104,762
 12,200    TEXAS INSTRUMENTS                           608,475
  1,800    THOMAS & BETTS CORP                          67,500

             INDUSTRIAL MACHINERY
  1,500    BRIGGS & STRATTON CORP                       61,687
  6,000    CASE CORPORATION                            288,000
  1,800    CINCINNATI MILACRON INC                      43,200
 31,200    COOPER INDUSTRIES INC                     1,294,800
  5,400    DOVER CORP                                  249,075
 13,700    HARNISCHFEGER INDUS INC                     455,525
 25,900    INGERSOLL RAND CO                         1,133,125
    400    NACCO INDUSTRIES INC CLASS A                 22,150
  6,600    TRINOVA CORP                                220,275

             OFFICE EQUIPMENT AND SUPPLIE
 33,100    ALCO STANDARD CORP                        1,497,775
 22,100    DELUXE CORP                                 784,550
  1,700    HARLAND JOHN H CO                            41,862
 40,900    PITNEY BOWES INC                          1,952,975
 22,500    XEROX CORP.                               1,203,750

             RUBBER
  2,400    GOODRICH B F CO                              89,700
 40,100    GOODYEAR TIRE & RUBBER                    1,934,825
      0    PREMARK INTERNATL INC                             0

             OTHER DURABLE GOODS
 16,100    CORNING INCORPORATED                        617,838
  1,200    CRANE CO                                     49,200
  6,600    ILLINOIS TOOL WORKS                         446,325
 11,800    MILLIPORE CORP                              494,125
 40,800    MINNESOTA MINING & MANUFACTURING          2,815,200
 24,200    STANLEY WORKS                               719,950

             COMPUTERS AND SOFTWARE
 32,800    APPLE COMPUTER INC                          688,800
  1,500    BAY NETWORKS INC                             38,625
  2,500    CERIDIAN CORP                               126,250
 62,900    COMPAQ COMPUTER CORP                      3,097,825
 13,450    COMPUTER ASSOC INTL INC                     958,313
  9,100    DATA GENERAL CORPORATION                    118,300
  8,400    DIGITAL EQUIPMENT CORP                      378,000
  2,600    INTERGRAPH CORP                              31,525
 31,700    IBM COMMON                                3,138,300
 33,000    MICROSOFT CORP                            3,964,125
 93,500    NOVELL INC                                1,297,312
 10,100    SILICON GRAPHICS                            242,400
 10,600    SUN MICROSYSTEMS                            624,075
  7,600    TANDEM COMPUTERS INC                         94,050
  9,600    UNISYS CORP                                  68,400

             HOUSEHOLD FURN/APPLIANCES
  5,100    WHIRLPOOL CORP                              253,088

             TELECOMMUNICATIONS
 50,900    AIRTOUCH COMMUNICATIONS                   1,437,925
 12,825    ANDREW CORP                                 689,344
  9,400    DSC COMMUNICATIONS                          283,175

             MISCELLANEOUS
 75,300    ALLIED-SIGNAL INC                         4,301,513
 21,800    BLACK & DECKER CORP                         842,025
 22,900    ITT INDUSTRIES INC                          575,362
  1,800    JOHNSON CTLS INC                            125,100
  4,150    PARKER HANNIFIN CORP                        175,856
  2,100    SNAP ON TOOLS CORP                           99,488
 23,600    TYCO LABS INC                               961,700

                TOTAL DURABLE GOODS                131,700,108


            FINANCIAL                       14.71%

             BANKS
111,237    BANC ONE CORP                             3,782,058
 10,200    BANK OF BOSTON CORP                         504,900
 29,800    BANK NEW YORK INC                         1,527,250
 93,300    BANKAMERICA CORP                          7,067,475
 20,300    BANKERS TR NY CORP                        1,499,662
  5,400    BARNETT BANKS INC                           329,400
  8,000    BOATMEN'S BANCSHARES                        321,000
 75,580    CHASE MANHATTAN CORP NEW                  5,337,838
 97,100    CITICORP                                  8,022,887
 12,700    CORESTATES FINANCIAL CORP                   488,950
 43,543    DEAN WITTER DISCOVER & CO                 2,492,837
  2,500    FIFTH THIRD BANCORP COM                     135,000
 54,731    FIRST CHICAGO NBD CORP                    2,141,350
 19,750    FIRST UNION CORP                          1,202,281
 42,366    FLEET FINANCIAL GROUP INC                 1,842,921
 78,242    KEYCORP NEW                               3,031,878
 40,650    MBNA CORP                                 1,158,525
 31,800    MELLON BANK CORP                          1,812,600
 57,600    MORGAN J P & CO                           4,874,400
  9,200    NATIONAL CITY CORP                          323,150
 21,200    NATIONSBANK CORP                          1,751,650
 20,200    NORWEST CORP                                704,475
 80,400    PNC FINANCIAL                             2,391,900
 12,800    SUNTRUST BANKS INC                          473,600
  4,600    U S BANCORP ORE                             166,175
 46,100    WACHOVIA CORP                             2,016,875
 17,500    WELLS FARGO & CO                          4,180,313

             FINANCE COMPANIES
134,700    AMERICAN EXPRESS CO                       6,010,987
  2,400    BENEFICIAL CORP                             134,700
 44,700    FEDERAL HOME LAND MTG CORP                3,821,850
  1,800    GREEN TREE FINANCIAL                         56,250
  5,400    HOUSEHOLD INTL CORP                         410,400

             HOLDING COMPANY
    900    EASTERN ENTERPRISES                          29,925

             FIRE AND CASUALTY INSURANCE
 46,400    CHUBB CORP                                2,314,200
 23,500    GENERAL RE CORP                           3,577,875
 33,000    SAFECO CORP                               1,167,375

             INSURANCE
  6,000    AETNA LIFE & CAS CO                         429,000
 11,900    ALEXANDER & ALEXANDER SVC                   235,025
103,464    ALLSTATE CORPORATION                      4,720,545
 26,500    AMERICAN INTL GROUP                       2,613,563
  9,500    AON CORP                                    482,125
 20,100    CIGNA CORP                                2,369,287
 22,900    ITT HARTFORD                              1,219,425
 25,100    MARSH & MCLENNAN CO.                      2,422,150
 24,000    ST PAUL COS INC                           1,284,000
 25,400    TORCHMARK CORP                            1,111,250
 19,000    TRANSAMERICA CORP                         1,553,250
 48,844    TRAVELERS GROUP INC                       2,228,508
 18,200    UNUM CORPORATIOM                          1,132,950
 28,800    USF & G CORP                                471,600

             LIFE INSURANCE
 11,400    AMERICAN GENERAL CORP                       414,675
  3,450    JEFFERSON PILOT CORP                        178,106
  5,100    LINCOLN NATL CORP IND                       235,875
 33,500    PROVIDIAN CORP                            1,436,313
  1,650    USLIFE CORP                                  54,243

             REAL ESTATE
 60,900    FEDERAL NATL MTGE ASSN                    2,040,150

             SAVINGS & LOANS
 27,000    AHMANSON H F & CO                           729,000
  2,600    GOLDEN WEST FINANCIAL                       145,600
  7,600    GREAT WESTERN FINANCIAL                     181,450

             BROKERAGE
 44,000    MERRILL LYNCH & CO                        2,865,500
 28,500    SALOMON INC                               1,254,000

                 TOTAL FINANCIAL                   108,912,502


            METALS AND MINING                0.91%

             ALUMINUM
 45,800    ALUMINUM CO AMER                          2,627,775
  2,800    REYNOLDS METALS CO                          145,950

             MINING
  9,800    HOMESTAKE MINING CO                         167,825

             STEEL
  5,100    ARMCO, INC.                                  25,500
 33,900    BETHLEHEM STEEL CORP                        402,562
  3,900    INLAND STEEL INDUSTRIES INC                  76,538
  4,800    NUCOR CORP                                  243,000
  1,400    TIMKEN CO                                    54,250
 23,400    USX-US STEEL GROUP                          663,975
 25,700    WORTHINGTON INDUSTRIES INC                  536,487

             OTHER METALS
  2,000    ASARCO INC                                   55,250
 23,410    NEWMONT MINING CORP                       1,155,869
  3,500    PHELPS DODGE CORP                           218,313

             MINERALS
 14,600    CYPRUS AMAX MINERALS CO                     330,325

                TOTAL METALS AND MINING              6,703,619


            COLLECTIBLES & PRECIOUS MATER    0.04%

             GOLD-DIAMONDS-GEMS
 10,000    FREEPORT-MCMORAN COPPER-B                   318,750

                TOTAL COLLECTIBLES & PRECIOUS MATE    $318,750


            OIL-ENERGY                       5.76%

             OIL & GAS PRODUCERS
 24,200    AMERADA HESS CORP                         1,297,725
 27,700    AMOCO CORP                                2,004,787
  5,900    COASTAL CORP                                246,325
  3,800    ENSERCH CORP                                 82,650
  1,000    HELMERICH & PAYNE INC.                       36,625
 17,800    OCCIDENTAL PETROLEUM                        440,550
  6,700    ROWAN COS INC                                98,825
  4,400    SANTA FE ENERGY RES INC                      52,250
 17,400    TENNECO INC                                 889,575
 69,900    USX-MARTHON GROUP COM NEW                 1,406,738

             NATURAL RESOURCES
 48,300    DRESSER INDUSTRIES INC                    1,424,850
  3,300    KERR MCGEE CORP                             200,887
  3,000    LOUISIANA LD & EXPL CO                      172,875
 22,900    WILLIAMS COS INC-DEL                      1,133,550


             OIL EQUIPMENT, WELLS & SVCS
  2,800    ASHLAND, INC                                110,950
 45,500    BAKER HUGHES INC                          1,495,813
  6,400    HALLIBURTON CO                              355,200
  3,700    WESTERN ATLAS INC                           215,525

             OIL - DOMESTIC
 39,400    BURLINGTON RESOURCES INC                  1,694,200
 12,600    PENNZOIL CO                                 582,750
 14,600    PHILLIPS PETE CO                            611,375
 65,200    UNOCAL CORP                               2,200,500

             OIL - INTERNATIONAL
 47,500    ATLANTIC RICHFIELD CO                     5,628,750
174,800    CHEVRON CORP                             10,313,200
 69,300    EXXON CORP.                               6,020,437
 22,100    MOBIL CORP                                2,477,963
  5,800    ORYX ENERGY COMPANY                          94,250
  5,000    SUN CO INC                                  151,875
 14,700    TEXACO INC                                1,232,963

                TOTAL OIL-ENERGY                   $42,673,963


            RETAIL                           3.71%

             DEPARTMENT STORES
  3,900    DAYTON HUDSON CORP                          402,187
  4,100    HARCOURT GENERAL INC                        205,000
 25,600    K MART                                      316,800
 84,400    MAY DEPT STORES CO                        3,692,500
 29,400    MELVILLE CORP                             1,190,700
 10,000    MERCANTILE STORES                           586,250
 12,100    PENNEY JC INC                               635,250
101,900    SEARS ROEBUCK & CO                        4,954,888
 40,600    WINN-DIXIE STORES INC                     1,436,225

             GROCERY
 69,800    ALBERTSON'S INC                           2,887,975
 40,100    AMERICAN STORES CO                        1,654,125
  1,700    FLEMING COS                                  24,437
  2,500    GIANT FOOD INC                               89,688
  1,600    GREAT ATLANTIC & PACIFIC TEA                 52,600
  6,600    KROGER CO                                   260,700
 24,600    SUPERVALUE INC                              774,900

             OTHER RETAIL
 32,800    CIRCUIT CITY STORES                       1,184,900
  1,000    LONGS DRUG STORES CORP                       44,625
 10,100    LOWES COS INC                               364,862
  3,900    PEP BOYS-MAN, MO, JACK                      132,600
 32,377    PRICE/COSTCO INC                            700,153
 23,900    RITE AID CORP                               711,025
 23,900    TANDY CORP                                1,132,262
 84,500    TOYS R US                                 2,408,250

             SPORTING GOODS
 25,100    REEBOK INTL LTD                             843,988
  2,200    RUSSELL CORP                                 60,775

             APPAREL
  5,700    CHARMING SHOPPES INC                         40,256
 15,800    GAP INC                                     507,575
  4,100    NORDSTROM INC                               182,450

                TOTAL RETAIL                       $27,477,946


            UTILITIES                       12.11%

             ELECTRIC
 48,200    AMERICAN ELECTRIC POWER INC               2,054,525
  7,700    BALTIMORE GAS & ELECTRIC                    218,487
 54,700    CAROLINA POWER & LIGHT COMPANY            2,078,600
 67,000    CENTRAL & SOUTH WEST CORP                 1,943,000
 20,885    CINERGY CORP                                668,320
 80,700    CON. EDISON NY INC                        2,360,475
 46,100    DOMINION RES INC-VA                       1,844,000
 11,400    DUKE POWER CO                               584,250
 24,800    EDISON INTERNATIONAL                        437,100
 73,600    ENTERGY CORP NEW                          2,088,400
 10,700    FPL GROUP INC                               492,200
  8,700    GENERAL PUB UTILS CORP                      306,675
 68,800    HOUSTON INDS INC                          1,694,200
 37,800    NIAGARA MOHAWK POWER                        292,950
 17,800    NORTHERN STS POWER CO                       878,875
 40,800    OHIO EDISON CO                              892,500
 57,500    PECO ENERGY                               1,495,000
 23,700    PACIFIC GAS & ELECTRIC                      551,025
 19,900    PACIFICORP                                  442,775
 82,600    PUBLIC SERVICE ENTERPRISE GROUP           2,261,175
155,400    SBC COMMUNICATIONS INC                    7,653,450
173,100    SOUTHERN CO                               4,262,588
 63,500    UNICOM CORP                               1,770,062
 35,200    UNION ELECTRIC CO                         1,416,800

             GAS
 13,100    COLUMBIA GAS SYS INC                        682,838
 31,900    CONSOLIDATED NATL GAS                     1,666,775
 14,400    ENRON CORP                                  588,600
 14,000    NICOR INC                                   397,250
 38,900    NORAM ENERGY CORP                           423,037
  7,100    ONEOK INC                                   177,500
  7,000    PACIFIC ENTERPRISES                         207,375
 10,800    PANENERGY CORPORATION                       355,050
  9,200    PEOPLES ENERGY CORP                         308,200
  4,400    SONAT INC                                   198,000
    400    TEXAS UTILITIES CO                           17,100

             TELEPHONE
 88,800    A T & T                                   5,505,600
 16,300    ALLTEL CORP                                 501,225
115,300    BELL ATLANTIC CORP                        7,350,375
260,400    BELLSOUTH CORP                           11,034,450
 54,000    GTE CORP                                  2,416,500
140,300    NYNEX CORP                                6,664,250
 25,100    PACIFIC TELESIS GROUP                       847,125
 32,000    SPRINT CORP                               1,344,000
146,500    U S WEST INC                              4,669,688
146,500    U S WEST MEDIA GROUP                      2,673,625

             WASTE DISPOSAL
 54,700    BROWNING FERRIS IND                       1,586,300
 43,000    LAIDLAW TRANS CL B NVTG                     435,375
 27,100    WMX TECHNOLOGIES INC                        887,525

                TOTAL UTILITIES                    $89,625,195


            MISCELLANEOUS                   10.61%

             BROADCAST/COMMUNICATIONS
 78,100    COMCAST CORP CL A SPL                     1,444,850
 38,000    GANNETT CO., INC                          2,688,500
203,000    MCI COMMUNICATIONS                        5,201,875
169,500    MOTOROLA INC                             10,657,312
 43,800    TELE COMM. INC CL A                         793,875
  2,000    TELLABS INC                                 133,750
 24,600    VIACOM INC CL B NON VTG                     956,325

             BUSINESS SERVICES
 30,400    AMDAHL CORP                                 326,800
  2,700    AUTODESK INC                                 80,663
 76,200    AUTOMATIC DATA PROCESSING                 2,943,225
  4,900    BLOCK H&R INC                               159,862
 14,800    COMPUTER SCIENCES CORP                    1,106,300
  7,800    DONNELLEY RR & SONS                         272,025
  4,700    DOW JONES & CO                              196,225
 61,300    DUN & BRADSTREET                          3,831,250
 15,000    E M C CORP                                  279,375
 19,200    ECOLAB INC                                  633,600
  6,900    FIRST DATA CORP                             549,413
  2,000    GRAINGER W W INC                            155,000
  3,600    INTERPUBLIC GROUP COS                       168,750
 12,900    OGDEN CORP                                  233,812
  2,900    SAFETY KLEEN CORP                            50,750
  3,900    SCIENTIFIC-ATLANTA                           60,450
  6,300    SERVICE CORP INTL                           362,250

             FOOD SERVICE
 41,800    DARDEN RESTAURANTS INC                      449,350
    900    LUBYS CAFETERIAS INC                         21,150
187,400    MCDONALDS CORP                            8,760,950
 46,900    PHILLIP MORRIS CO INC                     4,877,600
  2,500    RYANS FAMILY STEAK HOUSE                     23,125
 11,500    SHONEY'S INC                                125,063
  6,100    WENDYS INTL INC                             113,612

             HOTEL & MOTEL
  2,400    HILTON HOTELS CORP                          270,000
 22,900    ITT CORP NEW                              1,517,125
 14,000    MARRIOTT INTERNATIONAL CORP                 752,500

             HOUSING
  1,400    PULTE CORP                                   37,450

             MED SERV & SUPPLIES
 29,900    BIOMET INC                                  429,813
  4,600    MANOR CARE INC                              181,125
 56,000    MEDTRONIC INC                             3,136,000
  3,950    ST. JUDE MEDICAL INC.                       132,325
  1,100    SHARED MEDICAL SYS CORP                      70,675

             REAL ESTATE
  1,800    CENTEX CORP                                  56,025

             TRANSPORTATION
  3,600    AMR CORP                                    327,600
 10,003    BURLINGTON NORTHERN SANTA FE                808,993
 55,800    CSX CORP                                  2,692,350
 10,500    CALIBER SYSTEMS INC                         357,000
  3,900    CONRAIL INC                                 258,862
 14,600    CONSOLIDATED FREIGHTWAYS                    308,425
  2,500    DELTA AIRLINES INC                          207,500
  3,100    FEDERAL EXPRESS CORP                        254,200
  2,200    FLEETWOOD ENTERPRISES                        68,200
  7,200    NORFOLK SOUTHERN CORP                       610,200
  9,650    PACCAR INC                                  472,850
  4,600    RYDER SYSTEMS INC                           129,375
  7,320    SANTA FE PACIFIC GOLD                       103,395
 38,000    SOUTHWEST AIRLINES CO                     1,106,750
 56,800    UNION PACIFIC CORP                        3,968,900
 18,400    U S AIR GROUP                               331,200
  6,700    YELLOW CORP                                  88,775

             MISCELLANEOUS

 70,600    WARNER-LAMBERT                            3,883,000

             TELECOMMUNICATIONS
138,600    AMERITECH CORP NEW                        8,229,375
  2,000    HARRIS GROUP-DEL                            122,000

                TOTAL MISCELLANEOUS                $78,569,075


            UTILITIES                        0.16%

             ELECTRIC
 38,100    DTE ENERGY COMPANY                        1,176,338

                TOTAL UTILITIES                     $1,176,338

                     TOTAL COMMON STOCK                           731,662,344


OTHER
           PREFERRED STOCKS                  0.00%

            NON-CONVERTIBLES
    146    TELEDYNE PFD SER E                            2,244

                                                        $2,244

           CASH EQUIVALENTS                  1.18%

            STIFS/MONEY MARKETS
8,736,657  AMERICAN AADVANTAGE MM                    8,736,657

                                                    $8,736,657

                TOTAL OTHER                                        $8,738,901


        TOTAL INVESTMENTS -
           (cost  $496,554,007)            100.00%               $740,401,245